EXHIBIT (a)(14)


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                    You Can't Take Norfork Southern
                         To Get To The Truth.

                      Their Lines Don't Go There.

     They say desperate people take desperate measures. Which is why Norfolk Southern is trying to inspire fear by not being honest about the proposed Conrail-CSX merger.

     The fact is, the Conrail-CSX merger is about a marriage of equals, not a hostile takeover. About more competition, not less. About increasing choices for shippers, not decreasing them. About opening more markets, not closing them. Most of all, it's about more business and more job opportunities.

     The Conrail-CSX merger is about truth--not scare tactics, intellectual dishonesty, empty promises and analytical double-talk. The truth is:

     o The Conrail-CSX merger of equals is about commitment and strong roles for all the constituents of both companies, including
     Conrail's employees. Conrail and CSX take great pride in the positive relationships they have with their employees.

     o Only Conrail and CSX have committed to protecting employee interests by creating a board composed of equal number of directors from both companies; a succession plan that insures their representation among management; and to locating the corporate headquarters of the new company in Philadelphia.

     o The Conrail and CSX pension plans--if combined--would have more than $100 million in excess assets, based on the latest published data.

     o Conrail and CSX have committed to make arrangements to grant fair and reasonable railroad access to ensure NO reduction in competition.

     o CSX is a safe...very safe railroad. The CSX train accident rate is the lowest of all Class I railroads. And, Conrail's rate of improvement is among the best in the industry, and it has the lowest number of crossing accidents of all Class I railroads.

     That doesn't mean we are satisfied with our safety records; but it does mean our safety programs successfully focus not only on the well-being of our employees, but also on safely meeting the needs of our customers and the communities we serve.


     Here's the bottom line:

     The Conrail-CSX combination has the resources to spur unprecedented growth. In options for shippers. In opportunities for employees. In benefits for everyone. And those are the real facts!

[Conrail logo]                                           [CSX logo]

CARRYING AMERICA INTO THE FUTURE

CSX is not soliciting, and this advertisement does not constitute a solicitation of, any proxy, vote or consent as to any matter. In addition, this advertisement does not constitute an offer to sell or buy, or the solicitation of an offer to sell or buy, any securities.